                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                   FORM 11-K

[X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934  (FEE REQUIRED)

             For the fiscal year ended...................December 31, 2000

                                      OR

[_]         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934  (NO FEE REQUIRED)

            For the transition period from............to..............
            Commission file number....................................

            A. FMC CORPORATION SAVINGS AND INVESTMENT PLAN FOR
               BARGAINING UNIT EMPLOYEES
                           (Full title of the Plan)

            B. FMC  CORPORATION
               200 East Randolph Drive, Chicago, Illinois 60601
                         (Name and Address of Issuer)


     SIGNATURES
     ----------

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        FMC CORPORATION SAVINGS AND INVESTMENT
                                        PLAN FOR BARGAINING UNIT EMPLOYEES



                                        By /s/ Steven H. Shapiro
                                           -----------------------------
                                        Associate General Counsel and
                                        Assistant Secretary

     Dated: June 28, 2001

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                         Page(s)
                                                                         -------
Independent Auditors' Report...................................             1

Financial Statements:

  Statements of Net Assets Available for Benefits..............             2

  Statements of Changes in Net Assets Available for Benefits...             3

  Notes to Financial Statements................................            4-9
                                                                 Schedule
                                                                 --------

Schedule of Assets Held for Investment Purposes................      1      10

                         Independent Auditors' Report
                         ----------------------------


The Employee Welfare Benefits Plan
Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


Chicago, Illinois
June 28, 2001

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

Statements of Net Assets Available for Benefits
December 31, 2000 and 1999



                                                 2000            1999
                                              -----------     -----------
Assets:

  Investments, at fair value                  $26,146,155     $32,024,840

  Participants' loans receivable                1,747,315       1,887,787
                                              -----------     -----------

Net assets available for benefits             $27,893,470     $33,912,627
                                              ===========     ===========


The accompanying notes are an integral part of these financial statements.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999



                                                              2000             1999
                                                          ------------    ------------
Additions:
 Net appreciation (depreciation) in fair
  value of investments                                    $ (1,573,177)   $  1,980,160
 Interest and dividend income                                1,680,322       1,167,380
 Contributions                                               2,795,711       2,732,737
                                                          ------------    ------------

Total additions                                              2,902,856       5,880,277
                                                          ------------    ------------

Deductions:
 Distributions to participants                               3,053,794       2,464,319
 Administrative expenses                                        35,646          29,769
                                                          ------------    ------------

Total deductions                                             3,089,440       2,494,088
                                                          ------------    ------------

Net additions (deductions) prior to transfers
 and other changes                                            (186,584)      3,386,189

Net transferred in (out) (Note 5)                           (5,832,573)     11,998,400
                                                          ------------    ------------

Net additions (deductions)                                  (6,019,157)     15,384,589

Net assets available for benefits,
 beginning of year                                          33,912,627      18,528,038
                                                          ------------    ------------

Net assets available for benefits,
 end of year                                              $ 27,893,470    $ 33,912,627
                                                          ============    ============

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------

(1)  Summary of the Plan

     The following summary of the FMC Corporation Savings and Investment Plan For Bargaining Unit Employees (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan's name was changed in January 2000. The Plan was formerly called the FMC Corporation 401(k) Plan for Employees Covered by a Collective Bargaining Agreement.

     (a)  General

     The Plan was established on April 1, 1987 to provide retirement and certain other benefits for eligible hourly employees of FMC Corporation (FMC, or the Company). The Plan was amended and restated as of January 1, 1999 to reflect plan changes and changes in the Internal Revenue Code. The Plan is a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. The Plan is for employees covered by a collective bargaining agreement at six of the Company's locations. Employee eligibility in the Plan varies by location, as set forth in the Plan document. The Plan is a defined contribution plan and is funded by employees' contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA) and is administered by the FMC Employee Welfare Benefits Plan Committee.

     (b)  Trust Agreement

     Effective June 1, 1997, the Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trust replaced a predecessor trust established with Prudential Defined Contribution Services (Prudential). At the same time, the Trustee also became the Plan's record keeper.

     (c)  Contributions

     Participants may currently elect to have their compensation reduced by an amount between 1% and 20% of the participant's compensation in the aggregate, subject to adjustments to reflect changes in the cost of living. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis, subject to Internal Revenue Service (IRS) limitations. Provisions of the Plan agreement regarding contributions are the same for all locations covered by the Plan. Participant contributions are nonforfeitable.

     (d)  Investment Options

     Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments in any of the following investment options:

     1)  FMC Stock Fund - Funds are invested in common stock of FMC Corporation.

     2) Stable Value Fund - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager. For the plan years ending December 31, 2000 and December 31, 1999, the effective annual yield was approximately 6.41% and 6.99%, respectively.

     3) Clipper Fund - Funds are invested in common stocks, which are considered undervalued by the fund manager and in long-term bonds.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------

4) Mutual Qualified Fund (Z) - Funds are invested primarily in common and preferred stocks which are considered undervalued by the fund manager.

5) Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U.S. - headquartered companies with long-term growth potential.

6) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

7) Fidelity Magellan Fund - Funds are primarily invested in common stocks of domestic and foreign companies.

8) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

9) Fidelity Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

10) Fidelity Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

11) Retirement Government Money Market Fund - Funds are invested in short-term obligations of the U.S. Government or its agencies.

12) Fidelity U.S. Equity Index Pool Fund - Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

The following new funds were offered as investment options in 2000:

1) PIMCO Total Return Fund - Funds are invested primarily in U.S. government, corporate, mortgage and foreign bonds.

2) MAS Mid Cap Growth Portfolio - Funds are invested primarily in equities of small to mid-sized companies that are growing rapidly and are expected to grow and perform well.

3) Fidelity Capital & Income Fund - Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

4) Fidelity Freedom Funds - a series of asset allocation funds: Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund and Freedom 2030 Fund. The four target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates. The Freedom Income Fund, designed for those already in retirement, emphasizes bond and money market mutual funds.

The participants may change their investment options and move their account balances within the funds as frequently as they choose.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------

    (e)  Participant Accounts

    Each participant's account is credited with the participant's contribution and Plan earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. At December 31, 2000, 1,701 current and former employees participated in the Plan.

    (f)  Eligibility and Vesting

    Effective January 1, 1999, employees are eligible to participate in the plan immediately upon hire. Participants are immediately vested in their elective contributions plus actual earnings thereon.

    (g)  Payment of Benefits

    Upon termination of service or attainment of age 59 1/2, any participant may elect to immediately receive a lump-sum distribution equal to the vested interest in his or her account. Participants whose accounts are valued at not less than $5,000 may, upon termination, elect to defer their lump-sum distribution or receive annual installments over a ten-year period.

    (h)  Expenses

    The compensation and expenses of the Trustee are paid by the Company through forfeitures. Certain other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

    (i)  Withdrawals and Participants Loans

    Participants may make hardship cash withdrawals (subject to the Plan's provisions, income taxation and IRS penalties) of some or all of their vested account balances. Additionally, at certain locations, eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans are secured by the participant's vested account balance and must be repaid over 60 months with interest at the prevailing market rates or some other reasonable rate as determined by the Trustee. Participant loans outstanding as of December 31, 2000 and 1999, which are reported under the Loan Fund, were $1,747,315 and $1,887,787, respectively.

    (j)  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Plan and ERISA.

(2) Summary of Significant Accounting Policies

    The following are the significant accounting policies followed by the Plan:

    (a)  Basis of Accounting

    The Plan's financial statements are prepared on the accrual basis of accounting.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------

    (b)  Investment Transactions

    Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis.

    (c)  Valuation of Investments

    Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value, which approximates fair value.

    (d)  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets and liabilities during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's net assets available for benefits or changes in net assets available for benefits.

    (e)  Recent Accounting Pronouncement

    Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for the Plan's financial statements beginning January 1, 2001. Adoption of SFAS No. 133 is not expected to have a material impact on the Plan's financial position or results of operations.

(3) Investments

    Investments at fair value, which represent 5% or more of the Plan's net assets available for benefits, are separately identified below:

---------------------------------------------------------------------------------------------
                                                                        December 31,
                                                               ------------------------------
                                                                  2000                1999
---------------------------------------------------------------------------------------------
   FMC Stock Fund                                              $        -          $1,364,827
   Stable Value Fund                                            7,735,990           9,733,452
   Sequoia Fund                                                         -           1,047,195
   Fidelity Magellan Fund                                       3,091,409           3,285,371
   Fidelity Blue Chip Growth Fund                               5,857,636           8,936,609
   Fidelity U. S. Equity Index Pool Fund                        3,363,926           4,387,207
---------------------------------------------------------------------------------------------

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------

During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

------------------------------------------------------------------------------------------------------------
                                                                                  Year ended December 31,
                                                                            --------------------------------
                                                                                 2000                 1999
------------------------------------------------------------------------------------------------------------
   FMC Stock Fund                                                           $   303,244           $   45,684
   Clipper Fund                                                                  77,827              (48,156)
   Mutual Qualified Fund (Z)                                                     (1,221)                (466)
   Sequoia Fund                                                                 (21,711)            (277,057)
   Fidelity Puritan Fund                                                         (3,483)             (37,039)
   Fidelity Magellan Fund                                                      (427,828)             281,955
   Fidelity Blue Chip Growth Fund                                              (903,916)           1,344,845
   Fidelity Low-Priced Stock Fund                                                13,734              (16,225)
   Fidelity Diversified International Fund                                     (119,494)             174,746
   Fidelity U. S. Equity Index Pool Fund                                       (339,742)             511,783
   MAS Mid Cap Growth Portfolio                                                (127,790)                   -
   PIMCO Total Return Fund                                                           14                    -
   Fidelity Capital & Income Fund                                                   (75)                   -
   Fidelity Freedom Income Fund                                                     (12)                   -
   Fidelity Freedom 2000 Fund                                                       (51)                   -
   Fidelity Freedom 2010 Fund                                                   (14,271)                   -
   Fidelity Freedom 2020 Fund                                                    (4,289)                   -
   Fidelity Freedom 2030 Fund                                                    (4,133)                   -
------------------------------------------------------------------------------------------------------------
                                                                            $(1,573,177)          $1,980,160
------------------------------------------------------------------------------------------------------------


(4) Federal Income Tax Status

    The Plan received a favorable determination letter from the Internal Revenue Service on July 20, 2000 indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, that the related Master Trust is exempt from tax under Section 501(a) of the Code.

(5) Plan Merger and Asset Transfers

    In September 2000, the accounts for the Company's bargaining employee unit at Baltimore, MD and Spring Hill, WV, were merged into the FMC Savings and Investment Plan (the FMC Savings Plan). As a result, the Plan transferred assets valued at $5,832,573 to the FMC Savings Plan.

    In January, 1999, the accounts for the Company's bargaining employee unit at Middleport, NY were merged into the FMC Savings Plan. As a result, the Plan transferred assets value of $594,460 to the FMC Savings Plan. On June 30, 1999, FMC Corporation acquired the Tg Soda Ash operations of Elf AtoChem at Green River, WY. As a result of the acquisition, in September 1999, the plan received $12,794,165 of assets from the former trustee of the Texas Gulf plan. In addition, the Plan transferred $201,305 to other plans and retirement accounts due to employee transfers and turnover, and to the FMC Salaried Plan due to moving certain hourly employees to salaried employee status.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
FOR BARGAINING UNIT EMPLOYEES

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------

(6) FMC's Plan for Reorganization

    In October 2000, FMC's management announced that it was initiating a strategic reorganization that ultimately is expected to split the company into two independent publicly traded companies-a machinery business and a chemicals business.

    The machinery company will be named FMC Technologies, Inc. (Technologies) and will include FMC's Energy Systems and Food and Transportation Systems businesses. The chemicals company will be comprised of FMC's Specialty Chemicals, Industrial Chemicals and Agricultural Products businesses and will continue to operate as FMC Corporation.

    Technologies completed an initial public offering of slightly less than 20 percent of its common stock of on June 14, 2001. Subject to market conditions, final board approval and a favorable ruling from the Internal Revenue Service, FMC intends to make a tax-free distribution of its remaining interest in Technologies by the end of 2001.

    As a result of the reorganization, participants who are employees of Technologies will be transferred from the Plan into a new plan sponsored by Technologies before the end of 2001.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN                          Schedule 1
FOR BARGAINING UNIT EMPLOYEES                                        ----------

Schedule of Assets Held for Investment Purposes

December 31, 2000

----------------------------------------------------------------------------------------------------------------------------

                                                         Description of investment including                  Current value
     Identity of issue, borrower,                          maturity date, rate of interest                   at December 31,
       lessor or similar party                            collateral, par, or maturity value                       2000
----------------------------------------------------------------------------------------------------------------------------
FMC Stock Fund (FMC Common stock)                      FMC Corporation Stock
   Party in Interest                                   approximately 17,105 shares                               $ 1,226,188

Stable Value Fund                                      Portfolio includes investment contracts                     7,735,990
                                                          offered by major insurance companies
                                                          and other approved financial institutions

Clipper Fund                                           Stock Long-term Growth Fund                                   538,834

Mutual Qualified Fund (Z)                              Stock Long-term Growth Fund                                   109,066

Sequoia Fund                                           Stock Long-term Growth Fund                                   652,561

Fidelity Puritan Fund                                  Stock and Bond Fund                                           830,646

Fidelity Magellan Fund                                 Stock Long-term Growth Fund                                 3,091,409

Fidelity Blue Chip Growth Fund                         Large Companies Stock Fund                                  5,857,636

Fidelity Low-Priced Stock Fund                         Growth Mutual Fund                                            748,781

Fidelity Diversified International Fund                Growth Mutual Fund of Foreign                                 696,786
                                                         Companies

Retirement Government Money Market Portfolio           Money Market Mutual Fund                                      621,078

Fidelity U.S Equity Index Pool Fund                    Stock Index Fund                                            3,363,926

PIMCO Total Return Fund                                Income mutual fund                                                790

MAS Mid Cap Growth Portfolio                           Stock Long-term Growth Fund                                   406,128

Fidelity Capital & Income Fund                         Equity Income & Growth Fund                                       901

Fidelity Freedom Funds:                                Asset allocation series funds, primarily
   Freedom Income Fund                                 invest in other Fidelity mutual funds                             872
   Freedom 2000 Fund                                   which provide moderate asset allocation                           564
   Freedom 2010 Fund                                   with a target retirement date.                                188,568
   Freedom 2020 Fund                                   Invest in stock, bonds and money market                        35,529
   Freedom 2030 Fund                                   mutual funds                                                   39,902

Participants' loans receivable                         Varying rates of interest 6.99% - 7.40%                     1,747,315
----------------------------------------------------------------------------------------------------------------------------
Total assets held for investment purposes                                                                        $27,893,470
============================================================================================================================

See accompanying independent auditors' report.

EXHIBIT INDEX

NUMBER IN
EXHIBIT TABLE       DESCRIPTION
-------------       -----------

10.1 FMC Corporation Savings and Investment Plan for Bargaining Unit Employees (As Amended and Restated Effective as of January 1, 1999) (incorporated by reference from Exhibit 10.5.a to the Quarterly Report on Form 10-Q filed on August 14, 2000).

10.2 First amendment of FMC Corporation Savings and Investment Plan for Bargaining Unit Employees (incorporated by reference from Exhibit 10.5.c to the Quarterly Report on Form 10-Q filed on November 14, 2000)

23.1                Consent of KPMG LLP